CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of June 30, 2008

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

Industrias Bachoco Announces Filing Form 20-F with the SEC

Celaya, Gto., Mexico, - June 30, 2008 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco B) filed its Annual Report on Form 20-F for the year ended December 31, 2007 with the Security and Exchange Commission ("SEC"). The 2007 Form 20-F includes audited consolidated financial statements of Industrias Bachoco, S.A.B. de C.V. and its subsidiaries at the close of December 31, 2006, and 2007, and for the years ended December 31, 2005, 2006, and 2007, under Mexican GAAP, including a reconciliation of Mexican GAAP to U.S. GAAP for net income and shareholders' equity.

The 2007 Form 20-F can be downloaded from the SEC website, www.sec.gov, and can also be found at Bachoco's website, www.bachoco.com.mx, under "Investor Relations." Industrias Bachoco, S.A.B. de C.V. Mexican shareholders and the holders of its American depositary shares can request hard copies of the Company’s 2007 Audited Consolidated Financial Statements , free of charge, by contacting us at the following address:

Industrias Bachoco, S.A.B. de C.V.,
Attention: Investor Relations, Av. Tecnológico 401, Celaya, Guanajuato, Mexico.
Telephone: 011-52-461-6183555.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, swine and balanced feed. The Company’s headquarters are based in Celaya, Guanajuato, located in Mexico’s central region.
Its securities are listed and traded on the BMV (Bachoco B) and on the NYSE (IBA).
For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: June 30, 2008	By /s/ Daniel Salazar Ferrer, CFO